Via Facsimile and U.S. Mail
Mail Stop 6010

May 10, 2007

Mr. Fred Cobb
Vice President Finance
Advaxis, Inc.
Technology Centre of New Jersey
675 U.S. Highway One, Suite B113
North Brunswick, NJ   08902

Re: **Advaxis, Inc**.
        Form 10-KSB for Fiscal Year Ended October 31, 2006
        Filed on February 13, 2007
        File No. 000-28489

Dear Mr. Cobb:

        We have completed our review of your Form 10-KSB and have no further
comments at this time.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant